FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, June 30, 2005.

Mr. Alejandro Ferreiro
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: ESSENTIAL FACT

Dear Mr. Ferreiro,

In accordance with articles 9° and 10°, second paragraph of Law N°18,045, and as established by Law N°30 of the Superintendencia de Valores y Seguros, please be advised that the Board of Directors of Endesa Chile, in a meeting held today, June 30, 2005, unanimously agreed to the following:

1 -
To constitute a new corporate body called Audit Committee, as required by the Sarbanes Oxley Act, the supplementary rules issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), since Endesa Chile (NYSE: EOC), is an full listing issuer of American Depositary Receipts (ADRs) and bonds registered in the United States of America.

2 -	The Audit Committee will have, among others, the following responsibilities:
	i)	Submit the proposal of external auditors and their respective remunerations to the consideration of the Shareholders’ Meeting;

	ii)	Review the performance of the external auditors;

	iii)	Approve, in an advance manner, services of external audit and any other services to be provided by the external auditors; and

	iv)	Establish procedures to receive and manage any kind of complains related to the accounting field, internal control processes, and audit area.

3.-	The Audit Committee is formed by the following three members of the Board of Endesa Chile: José María Fernández Olano, Enrique García Alvarez and Antonio Tuset Jorrat. All of them comply with the requirements imposed by the Sarbanes Oxley Act and its supplementary rules to be nominated as members of this Committee. The Board of Endesa Chile has designated José María Fernández Olano as the financial expert of the Audit Committee.

Regards,

Héctor López Vilaseco
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: June 30, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager